THOMPSON ATLANTA   BRUSSELS   CINCINNATI   CLEVELAND   COLUMBUS    DAYTON    NEW YORK  WASHINGTON, D.C.

HINE

Submitted Electronically

July 23, 2010

U. S. Securities & Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C.  20549

Re:  Catalyst Funds (Registrant)

        File Nos. 333-132541; 811-21872

        Post-Effective Amendment No. 39 on Form N-1A

Ladies and Gentlemen:

On behalf of the Registrant, I hereby request, pursuant to Rule 477 under the Securities Act of 1933, as amended, the withdrawal the following post-effective amendment submitted by the Registrant:

Form Type:  485APOS

Accession Number:  0001162044-10-000411

File Numbers: 333-132541; 811-21872

CIK Number: 0001355064

Acceptance Date: July 22, 2010

The filing is being withdrawn because it was inadvertently submitted under incorrect series and class codes.  No securities were sold by the Fund in connection with the filing.  A new post-effective amendment will be resubmitted under correct series and class codes.

If you have any questions concerning this request please contact JoAnn M. Strasser at (513) 352-6725.

Very truly yours,

/s/

THOMPSON HINE LLP